3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

June 25, 2012

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention: Mara L. Ransom, Assistant Director

Re:	Five Below, Inc.

Comments to Amendment No. 2 to Registration Statement on Form S-1 filed June 12, 2012 and Supplemental Materials dated June 12, 2012

Commission File No. 333-180780

Ladies and Gentlemen:

On behalf of Five Below, Inc. (the “Company”), in connection with the Company’s Registration Statement No. 333-180780 on Form S-1 (as amended, the “Registration Statement”) for the proposed initial public offering of its common stock (the “IPO”), we respectfully submit this letter in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 19, 2012 (the “Comment Letter”). For convenience of reference, we have recited your comments in bold face type and have followed each comment with the related Company response thereto.

Additionally, on behalf of the Company, for your review in advance of the distribution of preliminary prospectuses, we are submitting supplementally with this letter copies of the revised dilution section of the prospectus and legal opinion in connection with the Company responses below. The Company will include this information in an amendment to the Registration Statement to be filed before the distribution of preliminary prospectuses.

General

1.	Please tell us whether you relied upon Section 5(d) of the Securities Act to provide potential investors that are qualified institutional buyers or institutional accredited investors any written materials. If so, please supplementally provide us with any such materials. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933, added by Section 105(a) of the Jumpstart Our Business Startups Act, by any broker or dealer that is participating or will participate in your offering.

Securities and Exchange Commission

June 25, 2012

The Company respectfully advises the Staff, and the underwriters have confirmed to the Company, that no such written materials or research reports were provided, published or distributed in connection with the IPO.

Supplemental Materials dated June 12, 2012

Dilution, page 31

2.	Please revise your disclosure to show the dilutive effect of the full exercise of the underwriters’ option to purchase additional shares.

The Company has revised its disclosure on page 31 of the prospectus in response to the Staff’s comment.

Exhibit 5.1

3.	We note counsel’s statement in the third full paragraph on page 2 of the opinion that the Selling Shareholder shares will be duly authorized, validly issued, fully paid and nonassessable. Please have counsel revise the opinion to state that such shares are duly authorized, validly issued, fully paid and nonassessable.

In response to the Staff’s comment, we have revised our opinion to state that the Selling Shareholder shares that consist of currently outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable while those consisting of shares of common stock issuable upon exercise of preferred stock (as described in the prospectus) are duly authorized, and will be validly issued, fully paid and nonassessable upon completion of the Offering.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 610.640.7839 or to Barry M. Abelson at 215.981.4282.

Very truly yours,

/s/ John P. Duke

John P. Duke

cc:	David Schlessinger

Thomas Vellios

Kenneth R. Bull

Barry M. Abelson

DILUTION

If you invest in our common stock in this offering, you will experience immediate and substantial dilution in the pro forma net tangible book value of your shares of our common stock. The pro forma net tangible book value of our common stock as of April 28, 2012 was $(29.9) million, or approximately $(0.61) per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities divided by the pro forma number of shares of common stock that would have been outstanding on April 28, 2012 after giving pro forma effect to the conversion of all outstanding shares of our Series A 8% convertible preferred stock into a total of 30,894,953 shares of common stock.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after the closing of this offering. After giving effect to the sale of shares of our common stock in this offering based upon an assumed initial public offering price of $14.00 (the midpoint of the price range set forth on the cover of this prospectus) and after deducting estimated underwriting discount, commissions and offering expenses payable by us, the conversion of all outstanding shares of our Series A 8% convertible preferred stock into a total of 30,894,953 shares of common stock and amounts used to repay outstanding indebtedness under the term loan facility, our pro forma net tangible book value as of April 28, 2012 would have been approximately $22.5 million, or approximately $0.42 per share. This represents an immediate increase in pro forma net tangible book value of $1.03 per share to existing shareholders and an immediate dilution of $13.58 per share to new investors purchasing shares of our common stock in this offering at the assumed initial public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$14.00

Pro forma net tangible book value as of April 28, 2012	$(0.61)
Increase in pro forma net tangible book value per share attributable to new investors in this offering	1.03
Pro forma as adjusted net tangible book value per share after this offering .		0.42
Dilution per share to new investors		$13.58

If the underwriters exercise their option to buy additional shares of common stock in full, the pro forma consolidated net tangible book value after giving effect to this offering would be $0.42 per share, and the dilution in pro forma consolidated net tangible book value per share to investors in this offering would be $13.58 per share.

A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share would increase (decrease) our pro forma net tangible book value by $4.1 million, the pro forma net tangible book value per share after this offering by $0.08 per share and the dilution in pro forma net tangible book value to new investors in this offering by $0.08 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The following table presents, on a pro forma basis, as of April 28, 2012, the differences between the number of shares of common stock purchased from us, the total consideration paid or exchanged and the average price per share paid by existing shareholders and by new investors purchasing shares of our common stock in this offering before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The table assumes an initial public offering price of $14.00 per share, as specified above.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders(1)	49,157,256	91.7%	$236,956	78.9%	$4.82
New investors	4,450,000	8.3%	$62,300	21.1%	$14.00

Total	53,607,256	100.0%	$299,256	100.0%

(1)	The total consideration paid by existing shareholders does not reflect the dividends received by them in the 2010 Dividend and 2012 Dividend.

31

Exhibit 5.1

400 Berwyn Park

899 Cassatt Road

Berwyn, PA 19312-1183

610.640.7800

Fax 610.640.7835

             , 2012

Five Below, Inc.

1818 Market Street

Suite 1900

Philadelphia, PA 19103

Re:	Underwritten Public Offering

Ladies and Gentlemen:

We have acted as counsel to Five Below, Inc., a Pennsylvania corporation (the “Company”), in connection with the Registration Statement on Form S-1 (Registration No. 333-180780) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”). The Registration Statement relates to the public offering (the “Offering”) of up to an aggregate of 8,900,000 shares of the common stock, par value $0.01 per share, of the Company (the “Shares”). The Shares are inclusive of 4,450,000 shares (the “Company Firm Shares”) that are being offered by the Company, 4,450,000 shares (the “Selling Shareholder Firm Shares”) that are being offered by certain selling shareholders (the “Selling Shareholders”), and up to 1,335,000 shares being offered if the underwriters exercise in full their option to purchase additional shares, all of which will be offered by Selling Shareholders (the “Selling Shareholder Option Shares,” and together with the Selling Shareholder Firm Shares, the “Selling Shareholder Shares”).

We understand that the Shares are to be sold by the Company and the Selling Shareholders pursuant to the terms of an Underwriting Agreement (the “Underwriting Agreement”) in substantially the form filed as Exhibit 1.1 to the Registration Statement.

This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Act.

In connection herewith, we have examined originals or copies, certified or otherwise identified to our satisfaction, of (i) the Registration Statement (including all amendments thereto) as filed with the Commission, (ii) the form of Underwriting Agreement filed as Exhibit 1.1 to the Registration Statement, (iii) the Company’s Second Amended and Restated Articles of Incorporation, as amended to date, (iv) the Company’s Second Amended Bylaws, as amended to date, (v) resolutions of the Board of Directors and shareholders of the Company relating to the Offering and the issuance of the Selling Shareholder Shares as provided to us by the Company, (vi) the stock

Philadelphia	Boston	Washington, D.C.	Detroit	New York	Pittsburgh
Berwyn	Harrisburg	Orange County	Princeton		Wilmington

www.pepperlaw.com

Five Below, Inc.

             , 2012

record books of the Company as provided to us by the Company, (vii) the Articles of Amendment to the Second Amended and Restated Articles of Incorporation reflecting a reverse stock split, (viii) the form of the Company’s Amended and Restated Articles of Incorporation to be in effect upon the closing of the Offering, filed as Exhibit 3.5 to the Registration Statement, (ix) the form of the Company’s Amended Bylaws to be in effect upon the closing of the Offering, filed as Exhibit 3.6 to the Registration Statement and (x) such other documents as we have deemed necessary or appropriate for purposes of rendering the opinion set forth herein.

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as certified or photostatic copies, the authenticity of the originals of such latter documents and that the Shares will be issued against payment of valid consideration under applicable law. As to any facts material to the opinions expressed herein, which were not independently established or verified, we have relied upon statements and representations of officers and other representatives of the Company and others.

We express no opinion herein as to the law of any state or jurisdiction other than the laws of the Commonwealth of Pennsylvania, including statutory provisions and all applicable provisions of the Constitution of the Commonwealth of Pennsylvania and reported judicial decisions interpreting such laws of the Commonwealth of Pennsylvania, and the federal laws of the United States of America.

Based upon and subject to the forgoing, we are of the opinion that (1) when (i) the Board of Directors of the Company or the Pricing Committee duly appointed by the Board of Directors approves the public offering price, (ii) the duly appointed officers of the Company, the Selling Shareholders, and the Underwriters execute and deliver the Underwriting Agreement and (iii) the Shares are issued and delivered against payment therefor in accordance with the terms of the Underwriting Agreement, the Company Firm Shares will be duly authorized, validly issued, fully paid and nonassessable; (2) the Selling Shareholder Shares consisting of shares of common stock outstanding on the date hereof have been duly authorized, validly issued, fully paid and nonassessable; and (3) the Selling Shareholder Shares consisting of shares of common stock issuable upon conversion of shares of preferred stock immediately prior to the completion of the Offering have been duly authorized, and upon completion of the Offering will be validly issued, fully paid and nonassessable.

We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

We hereby consent to the filing of this opinion as a part of the Registration Statement and to the reference of our firm under the caption “Legal Matters.” In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,

Pepper Hamilton LLP